

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2010

Via U.S. Mail and Facsimile

Kinetic Resources Corporation
c/o Nevada Agency and Trust Company
50 West Liberty Street, Suite 880
Reno, NV 89501

> **Re: Kinetic Resources Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 21, 2010**
> **File No. 333-169346**

Dear Sir or Madam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We remind you of prior comments 1 and 2 from our letter to you dated October 8, 2010.

2. We reissue comment 4 in part from our letter to you dated October 8, 2010. Please provide the name of your agent for service on your registration statement cover page, as Form S-1 requires.

3. We reissue comment 7 in part from our letter to you dated October 8, 2010. Please explain to us how and when Antonio Delgado first came to be affiliated with Kinetic. For example, explain how Mr. Delgado first came into contact with Penny Mendlovic and how Mr. Delgado became interested in the business of mineral exploration in the state of Washington when he is located in Mexico.

Summary, page 4

Kinetic Resources Corp., page 4

4. We note your statement that you "own the rights to explore property" in response to comment 12 from our letter to you dated October 8, 2010. Please revise to reflect that you do not own the rights.

5. We note your disclosures regarding the apparent absence of any arrangements or commitments to provide funding for your other ongoing operating costs. Please update more precisely when you anticipate that you will exhaust your cash and when you will exhaust your working capital.

Selling Shareholders, page 14

6. We reissue comment 24 in part from our letter to you dated October 8, 2010. Please revise to reflect your reliance on Regulation S exemptions.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

7. We note your disclosures in response to comment 9 from our letter to you dated October 8, 2010. Specifically, we note your statement that Mr. Delgado "intends to visit the property again upon the completion of Phase I" so "it is likely that Mr. Delgado will visit property two times in the next one to two years" at page 31. However, we also note your statements at page 4 that Phase I is two years and will begin in 2011. Please revise accordingly.

Results of Operations for Fiscal Year Ending September 30, 2008, page 33

8. Please revise the heading to reflect the correct date of your fiscal year end.

Exhibits, page 42

9. We note your response to comment 28 from our letter to you dated October 8, 2010. We also note your statement at page 20 that you "are named as the initial operator of the YAM Claims." Please revise your disclosures or advise as to when you expect to execute the Operator Agreement with American Mining Corporation.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Caroline Kim at (202) 551-3878 or, in her absence, me, at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Ryan Alexander, Esq.
The Law Offices of Ryan Alexander
Facsimile: (702) 868-3312